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                                                                       Exhibit 1
                                 (CANWEST LOGO)


                                  NEWS RELEASE

For Immediate Release
July 11, 2004

           FINAL PRICE SET IN IPO OF CANWEST'S NEW ZEALAND PROPERTIES

                STRONG DEMAND FOR CANWEST MEDIAWORKS (NZ) SHARES

Winnipeg - CanWest Global Communications Corp. announced today that the final price and institutional allocations had been confirmed for the 68.0 million ordinary shares being offered by CanWest MediaWorks (NZ) Limited. Tom Strike, CanWest's Chief Operating Officer (Corporate) and Chairman of CanWest MediaWorks
(NZ), said the shares had been priced at NZ$1.53 per share, which will result in CanWest MediaWorks (NZ) raising aggregate proceeds of approximately NZ$104.0 million (approximately C$90.0 million) in the offering.

On completion CanWest MediaWorks (NZ) will use the funds raised from the offering, together with proceeds from a NZ$200.0 million concurrent bank financing and the issuance of approximately 158.7 million shares to CanWest, to acquire all of CanWest's New Zealand television and radio properties. Proceeds to CanWest are expected to be NZ$300.0 million (approximately C$259.0 million) in cash and approximately 70% of the shares of CanWest MediaWorks (NZ) Limited. The cash proceeds from the sale will be used by CanWest to reduce debt.

"We are delighted that the offering has been so well received by investors. This is a rare opportunity to invest in what will be New Zealand's leading mainstream media company," said Strike.

CanWest President and Chief Executive Officer Leonard Asper echoed Strike's comments, and said that he is pleased with the strong response from the New Zealand investment community. Asper added, "this is another opportunity for CanWest to reduce its debt by monetizing some of its well-performing international assets, while also still having a significant position in the New Zealand marketplace."

The shares are expected to be listed on the New Zealand Stock Exchange (NZSX) on July 29.

This news release contains comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.
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CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A,
www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, websites and radio stations and networks in Canada, New Zealand, Australia, and the Republic of Ireland.

For more information, please contact:

Geoffrey Elliot                             or       John Maguire
Vice President, Corporate Affairs                    Chief Financial Officer
Tel:  204 956-2025                                   Tel:  204 956-2025
Fax: 204 947-9841                                    Fax: 204 947-9841
gelliot@canwest.com                                  jmaguire@canwest.com